Exhibit 99.1

Execution Version

VARIABLE SHARE FORWARD TRANSACTION AMENDMENT NO. 4 AGREEMENT dated as of August 10, 2026 BETWEEN JOSE RAMON MAS and BANK OF AMERICA, N.A.

THIS VARIABLE SHARE FORWARD TRANSACTION AMENDMENT NO. 4 AGREEMENT (this "**Amendment Agreement**") with respect to the Confirmation (as defined below) is made as of August 10, 2026 between Jose Ramon Mas ("**Party B**") and Bank of America, N.A. ("**Party A**").

WHEREAS, Party A and Party B entered into a confirmation for a variable share forward transaction (as amended by the Amendment No. 1 Agreement, the Amendment No. 2 Agreement and the Amendment No. 3 Agreement (each as defined below), the "**Confirmation**") dated as of November 19, 2019 in respect of an aggregate Number of Shares, collectively, equal to 775,000;

WHEREAS, Party A and Party B entered into a partial unwind and amendment agreement with respect to the Confirmation (the "**Amendment No. 1 Agreement**") dated as of November 28, 2022, which, among other things, reduced the aggregate Number of Shares under the Confirmation from 775,000 to 387,500;

WHEREAS, Party A and Party B entered into a variable share forward transaction amendment no. 2 agreement with respect to the Confirmation (the "**Amendment No. 2 Agreement**") dated as of August 16, 2024, which, among other things, further reduced the aggregate Number of Shares under the Confirmation to 364,850;

WHEREAS, Party A and Party B entered into a variable share forward transaction amendment no. 3 agreement with respect to the Confirmation (the "**Amendment No. 3 Agreement**") dated as of August 18, 2025, which, among other things, further reduced the aggregate Number of Shares under the Confirmation to 340,794;

WHEREAS, the parties wish to amend the Confirmation for the Transaction pursuant to this Amendment Agreement to, among other things, (i) extend the Valuation Date for each Tranche 1 Component and (ii) reset each of the Forward Floor Price and the Forward Cap Price for each Tranche 1 Component; and

WHEREAS, contemporaneously with their entry into the Confirmation, the parties hereto along with BofA Securities, Inc., as Custodian, entered into a Pledge Agreement, dated as of November 19, 2019 (the "**Pledge Agreement**");

NOW, THEREFORE, in consideration of their mutual covenants herein contained, the parties hereto, intending to be legally bound, hereby mutually covenant and agree as follows:

1. Defined Terms. Any capitalized term not otherwise defined herein shall have the meaning set forth for such term in the Confirmation. In the event of any inconsistency between the definitions set forth in the Confirmation and this Amendment Agreement, this Amendment Agreement shall govern.

2. Cash Prepayment. On August 10, 2026, Party B shall deliver an amount in cash equal to $3,395,352.90 (the "**Cash Prepayment Amount**") to the Collateral Account (as defined in the Pledge Agreement) maintained by Party A. Notwithstanding anything to the contrary in the Confirmation or the Pledge Agreement, the Cash Prepayment Amount shall not be released from the Collateral Account except as provided in this Section 2. Within two Currency Business Days following the Hedge Adjustment Period End Date, Party B shall pay an amount in cash to Party A (the "**Cash Payment**") determined in accordance with the grid attached as Annex B hereto (it being understood that, if the applicable Cash Payment set forth on such grid is $0, Party B shall not owe any Cash Payment to Party A). Party B hereby authorizes Party A to effect payment of the Cash Payment from Party B to Party A by releasing cash in an amount equal to the Cash Payment from the Collateral Account (up to an amount equal to the Cash Prepayment Amount) to Party A for its account without further authorization from Party B. For the avoidance of doubt, if the Cash Payment is greater than the Cash Prepayment Amount, Party B shall pay the excess over the amount released from the Collateral Account to Party A within two Currency Business Days following the Hedge Adjustment Period End Date. If the Cash Payment is less than the Cash Prepayment Amount, Party A shall, so long as no Default Event has occurred and is then continuing, release the difference to Party B from the Collateral Account within two Currency Business Days following the Hedge Adjustment Period End Date.

3. Amendments to Confirmation. Each party hereto agrees that, subject to satisfaction of Party B's obligations pursuant to Section 2 above, the Confirmation is hereby amended by:

(a) amending and restating the definitions of "Forward Floor Price" and "Forward Cap Price" under the "General Terms" subsection of Section 1 thereof in their entirety as follows:

"Forward Floor Price:	For each Tranche 1 Component, a price per Share specified in the Pricing Notice, to be 90% of the Hedge Adjustment Share Price. For each Tranche 2 Component, USD 157.3441.
Forward Cap Price:	For each Tranche 1 Component, a price per Share specified in the Pricing Notice, to be 128% of the Hedge Adjustment Share Price. For each Tranche 2 Component, USD 243.0093."

(b) amending and restating the definitions of "Hedge Adjustment Period", "Hedge Adjustment Period Start Date", "Hedge Adjustment Period End Date" and "Hedge Adjustment Share Price" under the "General Terms" subsection of Section 1 thereof in their entirety as follows:

"Hedge Adjustment Period:	The period from, and including, the Hedge Adjustment Period Start Date to, and including, the Hedge Adjustment Period End Date.
Hedge Adjustment Period Start Date:	August 10, 2026.
Hedge Adjustment Period End Date:	August 11, 2026, subject to adjustment to account for material changes in volatility or liquidity relevant to the Shares or to the Transaction that, in the reasonable discretion of Party A, make it commercially impracticable or inadvisable for Party A to complete its hedge adjustment on or prior to the specified Hedge Adjustment Period End Date; *provided* that Party A shall have the right, in its sole discretion, to designate an earlier date during the Hedge Adjustment Period as the Hedge Adjustment Period End Date. On the Hedge Adjustment Period End Date, Party A shall deliver to Party B the Pricing Notice.
Hedge Adjustment Share Price:	A price per Share specified in the Pricing Notice, to be the arithmetic average of the per Share volume-weighted average prices as displayed under the heading "Bloomberg VWAP" on Bloomberg page MTZ <equity> AQR (or any successor thereto) in respect of the period from the scheduled opening time of the Exchange to the Scheduled Closing Time on each Scheduled Trading Day during the Hedge Adjustment Period (or, in the event any such price is not so displayed for any such Scheduled Trading Day for any reason or is manifestly incorrect, as reasonably determined by the Calculation Agent), subject to adjustment by the Calculation Agent if a Disrupted Day occurs on any Scheduled Trading Day during the Hedge Adjustment Period."

(c) amending and restating the table in the definition of "Valuation Date " under the "Valuation" subsection of Section 1 thereof in its entirety as follows:

Component:	Valuation Date:
Component No. 1	August 14, 2028
Component No. 2	August 15, 2028
Component No. 3	August 16, 2028
Component No. 4	August 17, 2028
Component No. 5	August 18, 2028
Component No. 6	August 21, 2028

Component No. 7	August 22, 2028
Component No. 8	August 23, 2028
Component No. 9	August 24, 2028
Component No. 10	August 25, 2028
Component No. 11	August 28, 2028
Component No. 12	August 29, 2028
Component No. 13	August 30, 2028
Component No. 14	August 31, 2028
Component No. 15	September 1, 2028
Component No. 16	August 16, 2027
Component No. 17	August 17, 2027
Component No. 18	August 18, 2027
Component No. 19	August 19, 2027
Component No. 20	August 20, 2027
Component No. 21	August 23, 2027
Component No. 22	August 24, 2027
Component No. 23	August 25, 2027
Component No. 24	August 26, 2027
Component No. 25	August 27, 2027
Component No. 26	August 30, 2027
Component No. 27	August 31, 2027
Component No. 28	September 1, 2027
Component No. 29	September 2, 2027
Component No. 30	September 3, 2027

(d) amending the notice details of Party A set forth in Section 4(a) of the Confirmation to be as follows:

Address for notices or communications to Party A:

Bank of America, N.A.
Bank of America Tower at One Bryant Park
New York, NY 10036
Attn: Jake Mendelsohn, Brian Gray
Telephone: 646-855-8902
Email: dg.issuer_derivatives_notices@bofa.com and Single_Stock_Solutions@bofa.com

(e) amending and restating Annex A to the Confirmation to be in the form attached hereto as Annex A.

4. Representations, Warranties and Agreements.

(a) Each of Party A and Party B hereby repeat and remake each representation, warranty and agreement made by it as set forth in Section 3(a) of the Confirmation (as amended by this Amendment Agreement) and in the Agreement made on the Commencement Date to each other as if this Amendment Agreement were the “Confirmation” and the “Transaction”, the date hereof were the “Commencement Date”.

(b) Party B represents and warrants to Party A as of the date hereof that it is not entering into the Amendment Agreement "on the basis of" (as defined in Rule 10b5-1(b) under the Exchange Act) any material nonpublic information concerning the Shares or the Issuer. "**Material**" information for these purposes is any information to which an investor would reasonably attach importance in reaching a decision to buy, sell or hold securities of the Issuer. Party B acknowledges and agrees that (I) Party B does not have, and shall not attempt to exercise, any influence over how, when or whether Party A effects any purchases or sales of Shares in connection with the Transaction (as amended hereby), (II) during the tenor of the Transaction (as amended hereby), neither Party B nor any person acting on Party B's behalf shall, directly or indirectly, communicate any information regarding the Issuer or the Shares to any employee of Party A or its affiliates responsible for trading the Shares in connection with the transactions contemplated by the Transaction (as amended hereby), (III) Party B is entering into this Amendment Agreement in good faith and not as part of a plan or scheme to evade compliance with federal securities laws including, without limitation, Rule 10b-5 promulgated under the Exchange Act and (IV) Party B has not entered into or altered, and will not enter into or alter, any hedging transaction relating to the Shares corresponding to or offsetting the Transaction.

(c) From the date three months prior to the date hereof until the date hereof, neither Party B nor any person who would be considered to be the same "person" as Party B or "act[ing] in concert" with Party B (as such terms are used in Rule 144(a)(2) and Rule 144(e)(3)(vi) under the Securities Act sold or loaned any Shares or hedged (through swaps, options, short sales or otherwise) any long position in the Shares. For the purposes of the immediately preceding sentence, Shares shall be deemed to include securities convertible into or exchangeable or exercisable for Shares. Party B has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy Shares in anticipation of or in connection with any sales of Shares that Party A or a hedging counterparty of Party A effects in adjusting Party A's initial hedge position with respect to the Transaction in giving effect to this Amendment Agreement. Except as provided herein, Party B has not made, will not make, and has not arranged for, any payment to any person in connection with any sales of Shares that Party A or a hedging counterparty of Party A effects in adjusting Party A's initial hedge position with respect to the Transaction, after giving effect to this Amendment Agreement. The parties intend that (I) the Confirmation (as amended hereby) constitutes a "Final Agreement" as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan L. Beller to Michael Hyatte of the Staff to which the Staff responded in an interpretive letter dated December 20, 1999 and (II) the Confirmation (as amended hereby) constitutes a "contract" as described in the Interpretive Letters.

(d) Party B shall not (and shall not permit any of its affiliates to) sell or purchase (or offer to sell or purchase) any Shares (I) during the Hedge Adjustment Period or (II) on any Valuation Date. For purposes of this subsection, sales and purchases shall include pledges, hedges and derivative transactions, including without limitation swaps, options and short sales, and whether any such transaction is to be settled by delivery of Shares or other securities or cash, of or with respect to Shares (or security entitlements in respect thereof).

(e) Party B represents and warrants to, and covenants with, Party A as of the date hereof and any date on which Party B makes payment to Party A in connection with any settlement under the Confirmation, that it is or will be, as the case may be, solvent and able to pay its debts as they come due, with assets having a fair value greater than its liabilities, with capital sufficient to carry on the business in which it engages and without any intent to incur debts that would be beyond its ability to pay as such debts mature.

(f) (i) Each of Party B and each of its affiliates is not, on the date hereof, engaged in a distribution, as such term is used in Regulation M under the Exchange Act ("**Regulation M**"), of the Shares or any securities deemed "reference securities" (as defined in Regulation M) with respect to the Shares and (ii) each of Party B and each of its affiliates shall not engage in any such distribution during the period commencing on the date hereof and ending on the second Exchange Business Day immediately following the Hedge Adjustment Period End Date with respect to the Shares or such reference securities.

(g) Party B hereby confirms and agrees that none of the rights and remedies of Party A under the Confirmation shall be prejudiced, avoided or otherwise adversely affected by this Amendment Agreement and Party A may rely and continue to rely on the Confirmation as if references therein to the "Confirmation" are to such instrument as amended, varied and supplemented by this Amendment Agreement.

(h)

(i) Party B accepts and agrees to be bound by the contractual terms and conditions as set forth in the Pricing Notice for the Transaction, absent manifest error, which Pricing Notice shall be deemed delivered to Party B if transmitted via email care of Paul DiMarco at Paul.Dimarco@mastec.com or such other address notified in writing to Party A by or behalf of Party B, and the terms set forth therein shall be binding on Party B to

the same extent, and with the same force and effect, as if Party B had executed a written version of the Pricing Notice.

(ii) Party B and Party A agree and acknowledge that (A) the transactions contemplated by this Amendment Agreement will be entered into in reliance on the fact that the Confirmation (as amended hereby), this Amendment Agreement and the Pricing Notice form a single agreement between Party B and Party A, and Party A would not otherwise enter into such transactions; (B) the Confirmation (as amended hereby) is a "qualified financial contract", as such term is defined in Section 5-701(b)(2) of the General Obligations Law of New York (the "**General Obligations Law**"); (C) the Pricing Notice, regardless of whether the Pricing Notice is transmitted electronically or otherwise, constitutes a "confirmation in writing sufficient to indicate that a contract has been made between the parties" hereto, as set forth in Section 5-701(b)(3)(b) of the General Obligations Law; (D) the Confirmation (as amended hereby) constitutes a prior "written contract", as set forth in Section 5-701(b)(1)(b) of the General Obligations Law, and each party hereto intends and agrees to be bound by the Confirmation (as amended hereby) and the Pricing Notice; and (E) the parties intend this Amendment Agreement, the Confirmation (as amended by this Amendment Agreement) and the transactions contemplated hereby and thereby to constitute Derivative Securities for purposes of Section 16 under the Exchange Act and the rules promulgated thereunder.

(iii) Party B and Party A further agree and acknowledge that the Confirmation (as amended hereby) constitutes a contract "for the sale or purchase of a security", as set forth in Section 8-113 of the Uniform Commercial Code of New York.

5. [Reserved.]

6. Continuing Effect. This Amendment Agreement amends solely the terms and provisions of the Confirmation set forth herein and nothing in this Amendment Agreement is intended or shall be construed as amending or waiving any other terms or provisions of the Confirmation or any other rights of Party A or Party B under the Confirmation.

7. Confirmation of Security Interests.

(a) Party B, in its capacity as Pledgor (as defined in the Pledge Agreement), hereby confirms that:

(i) notwithstanding the amendments referred to in Section 3 of this Amendment Agreement, the Pledge Agreement shall continue in full force and effect and extend to the liabilities and obligations of Party B under the Pledge Agreement and the Confirmation, as amended by this Amendment Agreement; and

(ii) all liens, charges or other security interests, and rights of set-off, granted, conveyed or assigned to Party A by Party B pursuant to the Pledge Agreement (including, without limitation, any Security Interest created by it under the Pledge Agreement) extend to the obligations of it under the Pledge Agreement and the Confirmation, as amended by this Amendment Agreement, and notwithstanding the imposition of any amended, additional or more onerous obligations under such documents from time to time.

(b) Party A, in its capacity as Secured Party (as defined in the Pledge Agreement), hereby acknowledges and agrees to the confirmations provided by Party B pursuant to this Section 7.

8. Governing Law. This Amendment Agreement and any dispute arising hereunder shall be governed by and construed in accordance with the laws of the State of New York.

9. Counterparts. This Amendment Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if all of the signatures thereto and hereto were upon the same instrument.

10. Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Amendment Agreement. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into the transactions contemplated by this Amendment Agreement, as applicable, by, among other things, the mutual waivers and certifications provided herein.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be duly executed as of the date first written above.

BANK OF AMERICA, N.A.

By: /s/ Brian Gray
Name: Brian Gray
Title: Managing Director

/s/ Jose Ramon Mas
JOSE RAMON MAS

Annex A

FORM OF PRICING NOTICE
Bank of America, N.A.
Bank of America Tower at One Bryant Park
New York, NY 10036

[Date]

Jose Ramon Mas
800 South Douglas Road, 12th Floor
Coral Gables, FL 33134
Telephone: 305-599-1800

Re: Variable Share Forward Transaction

Dear Sir or Madam:

The purpose of this communication is to set forth certain terms and conditions of the above-referenced Transaction entered into between you and us. This communication is the Pricing Notice within the meaning of the Confirmation for a Variable Share Forward Transaction originally dated as of November 19, 2019, as amended and supplemented by that certain Variable Share Forward Transaction Partial Unwind and Amendment Agreement dated as of November 28, 2022, by that certain Variable Share Forward Transaction Amendment No. 2 Agreement dated as of August 16, 2024, by that certain Variable Share Forward Transaction Amendment No. 3 Agreement dated as of August 18, 2025 and by that certain Variable Share Forward Transaction Amendment No. 4 Agreement dated as of August 10, 2026 (the "**Amendment No. 4 Agreement**"), each between Bank of America, N.A. ("**Party A**") and Jose Ramon Mas ("**Party B**") (as so amended and supplemented, the "**Confirmation**"). Capitalized terms used herein have the meanings set forth in the Confirmation.

For all purposes under the Confirmation and the Amendment No. 4 Agreement, the terms of the Transaction to which this Pricing Notice relates shall be as follows:

Hedge Adjustment Period End Date:	[________], 2026
Hedge Adjustment Share Price:	USD [________]
Cash Payment:	USD [________]
Forward Floor Price for Tranche 1 Components:	USD [________]
Forward Cap Price for Tranche 1 Components:	USD [________]

Very truly yours,

BANK OF AMERICA, N.A.

By: ____________________________________

Name:
Title:

Annex B

[Intentionally Omitted]